Exhibit 99.(a)(1)(B)

To:	[NAME]
From:	equity@adobe.com
Subject:	Important Information Concerning Certain of Your Adobe Stock Options

As you may be aware, Adobe recently performed a voluntary review of its stock option granting practices. You are receiving this email because Adobe has determined that, as a result of this review, one of the Adobe stock option grants that you hold may have been granted at a "discounted" exercise price (i.e., when the exercise price is less than the fair market value of the stock on the date of the grant).

As a result, a portion of the affected option grant could be subject to adverse tax consequences. Adobe is offering you an opportunity to participate in a special option amendment program with respect to the affected stock option grant you currently hold.

The option amendment program is being conducted by means of a tender offer by which you can elect to amend your eligible option grant so that the affected option grant can be "cured" (to the extent possible under the currently available guidance from the Internal Revenue Service). In other words, your amended option grant should no longer be subject to adverse tax treatment based on the discount recognized for accounting purposes.

The Offer to Amend Eligible Options, which was filed today with the Securities and Exchange Commission, is attached to this email. This document contains specific details about the tender offer, including Frequently Asked Questions, which we encourage you to review. Additionally, you will receive a personalized Election Form which describes the details of your affected option grant in a separate email.

IMPORTANT: Whether or not you intend to participate in the tender offer, you must print; complete and sign; and then submit an executed copy of your personalized Election Form via email to equity@adobe.com prior to Thursday, February 1, 2007 at 11:59 p.m., Pacific Time (or a later time if the offer is extended).

Finally, Adobe and a representative of Deloitte Tax LLP will be holding an informational session on Tuesday, January 9th at 10:00 a.m., Pacific Time, in the San Francisco State conference room on the 6th floor of the West Tower of our San Jose office to:

  •
  Help explain the potentially adverse tax impact of Section 409A

  •
  Explain how Adobe is offering to address the situation and the choices you will need to make

  •
  Answer any questions you may have on the terms of the tender offer

Please plan to attend the information session. If you are unable to attend in person, you may access the video portion of the presentation through Adobe Connect Professional at the following URL address:

    ##################

and you may access the audio portion of the presentation using MeetingPlace at the following number:

    Internal Adobe: 6-9900
    Local: 408-536-9900
    Toll-Free (U.S. & Canada): 877-220-5439
    MeetingPlace ID: ######

If you are unable to attend the meeting on January 9th, the presentation will be recorded and you may request information about how to access the recorded presentation by emailing your request to equity@adobe.com.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please email your question to equity@adobe.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your affected stock option grant under Section 409A and similar state tax laws. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.